COMMISSION FILE NUMBER
000-33385

CUSIP NUMBER
128246 10 5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For period Ended: October 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
Calavo Growers, Inc.

Full Name of Registrant

Former Name if Applicable
1141-A Cummings Road

Address of Principal Executive Office (Street and Number)
Santa Paula, CA, 93060

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Calavo Growers, Inc. (the “Company” or “we”) is unable to file its Annual Report on Form 10-K (the “Form 10-K”) for the year ended October 31, 2005 by the scheduled filing deadline because we are still evaluating a few open items related to management’s assessment of the effectiveness of the Company’s internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules of the Public Company Accounting Oversight Board. The company continues to devote all available resources to expedite the process and bring the audit to conclusion. The company will file its Report on Form 10-K as soon as practicable following the resolution of the foregoing matters.
PART IV— OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Arthur J. Bruno (Name)	805 (Area Code)	525-1245 (Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐ No
On January 13, 2006, the Company issued a press release that announced the Company’s financial results for the quarter and fiscal year ended October 31, 2005. As previously reported, for the three months ended October 31, 2005, the company posted a net loss of $517,000, equal to $0.04 per diluted share, on net sales of $62.2 million. This compares with net income of $1.1 million, or $0.08 per diluted share, on net sales $65.4 million in the corresponding period last year. Twelve-month net income totaled $3.3 million, or $0.24 per diluted share, in the recently concluded year, versus $6.2 million, or $0.46 per diluted share, recorded in fiscal 2004. Net revenues approximated $258.8 million in fiscal 2005, which compares with sales of $274.2 million one year earlier.
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Calavo Growers, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 17, 2006	By	/s/ Arthur J. Bruno
Arthur J. Bruno, Chief Financial Officer